Empire Energy Corporation International

16801 W. 116th Street, Suite 100

Lenexa, KS 66219

September 28, 2006

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C. 20549

Re:	Empire Energy Corporation International

Registration Statement on Form SB-2

Registration No. 333-136243

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Empire Energy Corporation International (the “Registrant”) hereby requests that the effective date of the above-mentioned Registration Statement be accelerated so that the Registration Statement shall become effective as soon as practicable and, in any event, no later than 4:00 p.m. on September 29, 2006.

The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Empire Energy Corporation International

By:	/s/ J. C. Garrison
John Garrison,
Secretary and Director